January 23, 2023

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Tactile Systems Technology, Inc.
Registration Statement on Form S-3 (Registration No. 333-269287)

Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tactile Systems Technology, Inc. (the “Company”) requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-269287) (the “Registration Statement”) to become effective on January 25, 2023 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

TACTILE SYSTEMS TECHNOLOGY, INC.

By:	/s/ Brent A. Moen
Name:	Brent A. Moen
Title:	Chief Financial Officer

cc:	Jonathan Zimmerman, Esq., Faegre Drinker Biddle & Reath LLP